EXHIBIT 12.1

Neiman Marcus, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	(Successor)						(Predecessor)
(in thousands, except ratios)	Fiscal year ended July 31, 2010		Fiscal year ended August 1, 2009	Fiscal year ended August 2, 2008	Fiscal year ended July 28, 2007	Forty-three weeks ended July 29, 2006(a)	Nine weeks ended October 1, 2005(a)

Fixed Charges:
Interest on debt	$219,400		$221,951	$233,557	$255,859	$214,777	$3,186
Amortization of debt discount and expense	18,697		17,185	14,217	14,141	11,728	96
Interest element of rentals	25,146		24,750	27,291	24,915	19,404	3,729
Total fixed charges	$263,243		$263,886	$275,065	$294,915	$245,909	$7,011
(Loss) earnings:
(Loss) earnings from continuing operations before income taxes	$(5,313)		$(888,491)	$226,629	$216,998	$41,043	$71,173
Add back:
Fixed charges	263,243		263,886	275,065	294,915	245,909	7,011
Amortization of capitalized interest	1,112		1,058	1,018	495	776	105
Less:
Capitalized interest	(286)		(993)	(3,036)	(2,825)	(3,446)	(1,146)
Total earnings (loss)	$258,756		$(624,540)	$499,676	$509,583	$284,282	$77,143
Ratio of earnings to fixed charges (b)		(c)	(d)	1.8	1.7	1.2	11.0

(a)           All periods presented have been adjusted to exclude the operations of Kate Spade LLC.

(b)           Interest associated with income tax liabilities is excluded from our calculation.

(c)           For fiscal year 2010, the aggregate amount of fixed charges exceeded our earnings by approximately $4.5 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period.

(d)           For fiscal year 2009, the aggregate amount of fixed charges exceeded our earnings by approximately $888.4 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period.  The deficiency of the ratio of earnings to fixed charges for fiscal year 2009 is primarily due to the pretax impairment charges related to 1) $329.7 million for the writedown to fair value of goodwill, 2) $343.2 million for the writedown to fair value of the net carrying value of tradenames and 3) $30.3 million for the writedown to fair value of the net carrying value of certain long-lived assets.